Internet Commerce Corporation
                                805 Third Avenue
                            New York, New York 10022


VIA EDGAR AND FACSIMILE
                                                                December 9, 1999
Edward M. Kelly, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                 Re: Internet Commerce Corporation (the "Company") Registration Statement on Form S-3
                          File No. 333-89591 (the "Registration Statement")

Dear Mr. Kelly:

         The undersigned hereby respectfully requests that, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Securities and Exchange Commission (the "Commission") withdraw the Registration Statement effective immediately.

         The Company filed the Registration Statement when the public float of the Company was below $75 million and thus the Company was eligible to use Form S-3 for secondary offerings only. The Commission raised certain concerns based on the fact that the Registration Statement covered the resale of shares held by broker-dealers and affiliates of broker-dealers and that therefore the resale of such shares may have constituted a primary offering for which the Company was then ineligible to use Form S-3. The Company has subsequently achieved a public float in excess of $75 million and is eligible to use Form S-3 for both secondary and primary offerings. The Company therefore wishes to withdraw the Registration Statement and file a new registration statement on Form S-3 with respect to the selling stockholders listed in the Registration Statement and certain other stockholders of the Company that are broker-dealers or affiliates of broker-dealers who acquired shares of the Company's Common Stock (or securities convertible into or exchangeable for shares of the Company's Common Stock) within the last year.

         Please notify Kimon Cambouroglou of Kramer Levin Naftalis & Frankel LLP, our counsel, at (212) 715-9107 of the effectiveness of the withdrawal.

                                             Very truly yours,

                                             INTERNET COMMERCE CORPORATION


                                             By:  /s/ Walter M. Psztur
                                                  ----------------------------
                                                  Walter M. Psztur
                                                  Chief Financial Officer